EXHIBIT 99.1

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2012
(Expressed in Canadian Dollars)

Index	Page

Management’s Responsibility for Financial Reporting	3

Condensed Consolidated Financial Statements

Condensed Consolidated Interim Statements of Financial Position	4

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss	5

Condensed Consolidated Interim Statements of Cash Flows	6

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	7 – 8

Notes to Condensed Consolidated Interim Financial Statements	9 – 27

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed interim financial statements of Levon Resources Ltd. (an exploration stage company) are the responsibility of the Company’s management. These condensed financial statements are prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim financial statements prior to their submission to the Board of Directors for approval.

The condensed interim financial statements have not been audited.

/s/“Ron Tremblay”	/s/“Annie Chan”
Ron Tremblay	Annie Chan
CEO	CFO

Vancouver, British Columbia August 10, 2012

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian Dollars)

	June 30, 2012	March 31, 2012

ASSETS
Current
Cash and cash equivalents (Notes 5 and 6)	$55,991,947	$58,051,989
Amounts receivable	231,225	646,917
Prepaid expenses	131,766	49,773
Investments (Note 7)	4,016	7,710
	56,358,954	58,756,389
Non-current assets
Due from related parties (Note 13)	5,564	5,564
Reclamation deposits (Note 8)	32,629	32,629
Amounts receivable	1,587,618	1,409,566
Exploration and evaluation assets (Note 9)	124,559,961	124,559,961
Property and equipment (Note 10)	99,532	95,858
Total Assets	$182,644,258	$184,859,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$162,863	$388,653
Due to related parties (Note 13)	152,615	319,719

Total Liabilities	315,478	708,372

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	230,608,256	230,608,666
Reserves	16,288,940	16,464,015
Accumulated other comprehensive loss	(25,457)	(21,763)
Deficit	(64,542,959)	(62,899,323)

Total Equity	182,328,780	184,151,595

Total Liabilities and Shareholders’ Equity	$182,644,258	$184,859,967

Approved on behalf of the Board:

“Gary Robertson”
…......................................................  Director
Gary Robertson

“Ron Tremblay”
…......................................................  Director
Ron Tremblay

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Three months ended June 30, 2012	Three months ended June 30, 2011

Expenses
Consulting and management fees (Note 13)	$167,450	$862,676
Depreciation	8,473	1,951
Exploration (Note 9)	1,738,162	2,587,423
Foreign exchange loss (gain)	(304,626)	15,919
Listing and filing fees	27,528	44,060
Office, occupancy and miscellaneous	42,064	46,325
Professional fees	15,756	59,248
Salaries and benefits	62,181	66,732
Share-based payments (Note 12)	43,706	116,520
Shareholder relations and promotion	35,899	42,800
Travel	176,487	81,859

Loss before other item	(2,013,080)	(3,925,513)

Other item
Interest income	150,663	45,520

Net Loss for Year	(1,862,417)	(3,879,993)

Other Comprehensive Loss
Unrealized loss on available for sale securities (Note 7)	(3,694)	(10,053)

Total Comprehensive Loss for Year	$(1,866,111)	$(3,890,046)

Loss Per Share, Basic and Diluted	$(0.01)	$(0.02)

Weighted Average Number of Common Shares Outstanding	199,754,423	179,080,672

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three months ended June 30, 2012	Three months ended June 30, 2011

Operating Activities
Net loss	$(1,862,417)	$(3,879,993)
Items not involving cash:
Depreciation	8,473	1,951
Share-based payments	43,706	116,520
Foreign exchange gain	211,901	-
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	155,647	(537,010)
Accounts payable and accrued liabilities	(226,200)	(182,634)
Due from related parties	(167,104)	(28,874)

Cash Used in Operating Activities	(1,835,994)	(4,510,040)

Investing Activities
Equipment acquisitions	(12,147)	-

Cash Used In Investing Activities	(12,147)	-

Financing Activity
Issue of share capital for cash, net of issuance costs	-	51,076,000

Cash Provided by Financing Activity	-	51,076,000

Foreign Exchange Effect on Cash	(211,901)	-
Inflow (Outflow) of Cash	(2,060,042)	46,565,960
Cash and Cash Equivalents, Beginning of Period	58,051,989	19,850,757

Cash and Cash Equivalents, End of Period	$55,991,947	$66,416,717

Supplementary Information
Interest paid	$-	$-
Income tax paid	$-	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

		Equity Reserves				Accumulated Other		Total
	Shares	Share Capital	Reserve for options	Reserve for warrants	Total	Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity

Balance, March 31, 2011	163,898,989	$169,689,837	$15,789,582	$8,931,372	$24,720,954	$(6,147)	$(50,010,306)	$144,394,338
Common shares issued for cash:
Brokered financing	20,600,000	40,170,000	-	-	-	-	-	40,170,000
Share issuance costs	-	(2,353,848)	-	-		-	-	(2,353,848)
Exercise of warrants	12,770,243	13,074,850	-	-	-	-	-	13,074,850
Exercise of options	520,000	185,000	-	-	-	-	-	185,000
Non-cash share issuance costs		(950,766)	-	950,766	950,766			-
Shares issued on acquisition	4,991	-	-	-	-	-	-	-
Fair value of warrants and options exercised	-	7,916,502	(115,290)	(7,801,212)	(7,916,502)	-	-	-
Share-based compensation	-	-	116,520	-	116,520	-	-	116,520
Net loss for the period	-	-	-	-	-	-	(3,879,993)	(3,879,993)
Unrealized loss on available for sale securities	-	-	-	-	-	(10,053)	-	(10,053)
Balance, June 30, 2011	197,794,223	$227,731,575	$15,790,812	$2,080,926	$17,871,738	$(16,200)	$(53,890,299)	$191,696,814

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

		Equity Reserves				Accumulated Other		Total
	Shares	Share Capital	Reserve for options	Reserve for warrants	Total	Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity

Balance, March 31, 2012	199,754,423	$230,608,666	$15,513,249	$950,766	$16,464,015	$(21,763)	$(62,899,323)	$184,151,595
Share issuance costs	-	(410)	-	-	-	-	-	(410)
Transfer of expired options	-	-	(218,781)	-	(218,781)	-	218,781	-
Share-based compensation	-	-	43,706	-	43,706	-	-	43,706
Net loss for the period	-	-	-	-	-	-	(1,862,417)	(1,862,417)
Unrealized loss on available for sale securities	-	-	-	-	-	(3,694)	-	(3,694)
Balance, June 30, 2012	199,754,423	$230,608,256	$15,338,174	$950,766	$16,288,940	$(25,457)	$(64,542,959)	$182,328,780

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

1.             NATURE OF OPERATIONS

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965.  The Company is an exploration stage public company whose principal business activities are the exploration for and development of exploration and evaluation properties in Mexico. There have been no significant revenues generated from these activities to date.  The address of the Company’s registered office is Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Company to raise alternative financing.

2.             BASIS OF PRESENTATION AND FIRST TIME ADOPTION OF IFRS

Statement of compliance and conversion to International Financial Reporting Standards

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements.  Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended March 31, 2012, which were prepared in accordance with IFRS as issued by the IASB.

Basis of presentation

These financial statements are expressed in Canadian dollars, the Company’s functional currency, and have been prepared on a historical cost basis except for financial instruments that have been classified as fair value through profit and loss (“FVTPL”), which are stated at their fair values.  In addition, these financial statements have been prepared using the accrual basis of accounting, with the exception of cash flow information.  The accounting policies set out in Note 3 of the Company’s audited financial statements as at and for the year ended March 31, 2012 have been applied in preparing these condensed interim financial statements

Approval of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 10, 2012.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

2.             BASIS OF PRESENTATION AND FIRST TIME ADOPTION OF IFRS (Continued)

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the condensed consolidated interim statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Significant accounting judgements and estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimated uncertainty that management has made at the condensed consolidated interim statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable;
•	the carrying value and recoverable amount of exploration and evaluation assets;
•	the recoverability and estimated useful lives of property and equipment;
•	the recognition and measurement of deferred tax assets and liabilities;
•	the provisions including the estimated reclamation provisions and environmental obligations;
•	the determination of the assumptions used in the calculation of share-based payments; and
•	the allocation of proceeds for unit offerings between share capital and warrants.

Basis of consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries.

	Jurisdiction	Nature of Operations
Valley High Ventures Ltd. (“VHV”)	British Columbia; Canada	Holding Company
Citrine Investment Holdings Limited	British Virgin Islands	Holding Company
Minera Titan S.A. de C.V	Mexico	Exploration Company
Aphrodite Asset Holdings Ltd	British Virgin Islands	Holding Company
Turney Assets Limited	British Virgin Islands	Holding Company
Mineral El Camino S.A. de C.V.	Mexico	Holding Company
Administracion de Projectos Levon en Mexico S.A. de C.V.	Mexico	Mexican operations administration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated interim financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

3.             RECENT ACCOUNTING PRONOUNCEMENTS

New accounting standards effective April 1, 2013

IFRS 10  Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities – IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities.  IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.  IFRS 10 and IFRS 12 are effective for annual periods beginning on or after April 1, 2013 with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its financial statements.

IFRS 11 Joint Arrangements – IFRS 11 provides guidance on accounting for joint arrangements.  IFRS 11 classifies joint arrangements as either joint operations or joint ventures depending on the rights and obligations of the parties involved.  An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses.  A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted.  This standard is effective for annual periods beginning on or after April 1, 2013 with early adoption permitted.  The Company does not anticipate this amendment to have a significant impact on its financial statements.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The Company does not anticipate this amendment to have a significant impact on its financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset. The Company has not yet begun the process of assessing the impact this standard will have on its financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

3.             RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

New accounting standards effective April 1, 2015

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

IFRS 9 is effective for annual periods beginning on or after April 1, 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

4.             ACQUISITION

On March 25, 2011, the Company acquired all the shares of VHV pursuant to a court-approved plan of arrangement (the “Arrangement”) providing the Company with 100% ownership in the Cordero Property.

Under the terms of the Arrangement, each former VHV shareholder received 1.0 share of the Company and 0.125 of a share of a new exploration company, Bearing Resources Ltd. ("Bearing"), for each VHV share held. In accordance with their terms, outstanding warrants of VHV were automatically adjusted so that upon exercise, subsequent to completion of the transaction, for each VHV share that would previously have been issued, the warrant holder will receive one common share of the Company, and instead of receiving 0.125 of a Bearing share, the exercise price of the warrant will be reduced by the fair value of 0.125 of a Bearing share.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

4.             ACQUISITION (Continued)

As consideration for the acquisition, a total of 73,322,636 common shares were issued to VHV shareholders at a fair value of $130,514,292 based on the market price of the Company’s common shares on March 25, 2011, and 6,259,550 warrants were issued to replace the old warrants of VHV on a one-to-one basis at a fair value of $6,599,565 based on the Black-Scholes option pricing model.  This transaction has been accounted for as an acquisition of assets. The excess of the consideration given over the fair value of the assets and liabilities acquired has been allocated to exploration and evaluation assets.  The allocation of the consideration given and net assets acquired of this transaction are summarized as follows:

Fair value of common shares issued	$130,514,292
Fair value of replacement warrants	6,599,565
Transaction costs	1,967,388
Settlement of pre-existing relationship	(6,945,792)

Total consideration	$132,135,453

Cash	$7,146,156
Amounts receivable	407,272
Prepaid expenses	12,800
Exploration and evaluation assets	124,614,581
Accounts payable and accrued liabilities	(45,356)

Net assets acquired	$132,135,453

5.             RECLASIFICATION OF PRIOR YEAR FINANCIAL STATEMENTS

Certain prior year comparatives have been reclassified to conform to the presentation in the current year. Investment in treasury bills of $20,478,548 at March 31, 2012 has been reclassified from investments to cash and cash equivalents on the basis that it is readily convertible to known amounts of cash.  This reclassification had no impact on working capital at March 31, 2012.

6.             CASH AND CASH EQUIVALENTS

The Company held cash and cash equivalents as follows:

	June 30, 2012	March 31, 2012

Cash	$35,898,217	$37,573,441
T-Bill – 4.50% interest *	20,093,730	20,478,548
	$55,991,947	$58,051,989

* This amount can be withdrawn anytime prior to maturity date.  Upon maturity on December 2, 2012, the Company will receive a principal balance of $19,750,000 plus accrued interest at that date.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

7.             INVESTMENTS

At June 30, 2012, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc.	34,897	$27,918	$(26,697)	$1,221
Avino Silver & Gold Mines Ltd.	2,200	1,554	1,240	2,794
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(25,457)	$4,016

At March 31, 2012, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc.	34,897	$27,918	$(25,126)	$2,792
Avino Silver & Gold Mines Ltd.	2,200	1,554	3,363	4,917
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(21,763)	$7,710

8.             RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits, as required by certain government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000 with maturity dates ranging from July 27, 2012 to November 1, 2013 and interest rates ranging from 0.70% to 0.75%.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

9.             EXPLORATION AND EVALUATION ASSETS

The Company has capitlized the following acquisition expenditures:

Cordero Sanson

Balance, March 31, 2011	$124,719,961
Costs incurred during the year	(160,000)
Balance, June 30, 2012 and March 31, 2012	$124,559,961

The Company incurred the following exploration expenditures with the Cordero Sanson property, which were expensed in the condensed consolidated interim statement of operations for the three months ended June 30, 2012 and 2011.

	3 months June 30, 2012	3 months June 30, 2011
	(Note 7(c))	(Note 7(c))

Assays	$277,824	$630,698
Drilling and exploration	1,040,308	1,539,627
General supplies and services	-	149,272
Geological and management services	420,030	267,826
	$1,738,162	$2,587,423

(a)	Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty (“NSR”) held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims, as Veronex had transferred its interest to another company against the terms of the original agreement and had not complied with other terms of agreement.

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014.

(c)	Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly-owned by VHV by agreement with long-standing ranch families and small local mining companies, and certain other claims that were staked by the Company.

During the year ended March 31, 2011, the Company acquired 100% ownership of the property by way of the acquisition of VHV (Note 4).

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

9.             EXPLORATION AND EVALUATION ASSETS (Continued)

(d)	Other claims include the Eagle Ruf and Norma Sass and Wayside as described below:

(i)	Eagle claims The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% NSR.

(ii)
Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management, an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada.

A third party holds a 3% NSR on the production from certain of the claims, up to a limit of US$1,250,000.

(iii)	Wayside claims The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia.

Realization of assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to exploration and evaluation assets

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

9.             EXPLORATION AND EVALUATION ASSETS (Continued)

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

10.           PROPERTY AND EQUIPMENT

	Computer equipment	Furniture and equipment	Vehicles	Machinery equipment	TOTAL
	$	$	$	$	$
COST
Balance at March 31, 2011	6,991	8,443	22,656	-	38,090
Additions	850	22,072	-	66,315	89,237
Balance at March 31, 2012	7,841	30,515	22,656	66,315	127,327
Additions	2,096	-	3,077	6,974	12,147
Balance at June 30, 2012	9,937	30,515	25,733	73,289	139,474

ACCUMULATED DEPRECIATION
Balance at March 31, 2011	1,623	6,357	3,400	-	11,380
Depreciation	1,738	2,621	5,777	9,953	20,089
Balance at March 31, 2012	3,361	8,978	9,177	9,953	31,469
Depreciation	650	1,077	1,473	5,273	8,473
Balance at June 30, 2012	4,011	10,055	10,650	15,226	39,942

CARRYING AMOUNTS
At March 31, 2012	4,480	21,537	13,479	56,362	95,858
At June 30, 2012	5,926	20,460	15,083	58,063	99,532

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

11.          SHARE CAPITAL

Authorized

Unlimited number of common shares without par value

Issued

There was no share capital transactions during the three months ended June 30, 2012.

During the three months ended June 30, 2011:

On May 19, 2011, the Company completed a short-form prospectus financing issuing 20,600,000 common shares at a price of $1.95 per common share for gross proceeds of $40,170,000. The underwriters received a cash commission of 5.0% of the gross proceeds raised through the financing and common share purchase warrants equal to 5.0% of the number of common shares issued under the financing. Total share issue costs of $3,304,614 were incurred for the private placement, including cash commission of $2,008,500 and 1,030,000 broker warrants, exercisable at a price of $1.95 until November 19, 2012, valued at $950,766. The fair value of the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.59%, dividend yield of nil, volatility of 83.82% and an expected life of 18 months. The fair value of the broker warrants is recognized as share issuance costs.

An amount of 12,770,243 warrants were exercised for gross proceeds of $13,074,850. The Company reallocated the fair value of these warrants previously recorded in the amount of $7,801,212 from reserves to capital stock.

An amount of 520,000 stock options were exercised for gross proceeds of $185,000. The Company reallocated the fair value of these options previously recorded in the amount of $115,290 from reserves to capital stock.

Share purchase warrants

A summary of share purchase warrants transactions during the three month ended June 30, 2012 and 2011 is as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, March 31, 2011	14,413,943	$1.01
Issued	1,030,000	$1.95
Exercised	(12,770,243)	$1.02
Expired	(88,500)	$1.14
Balance, June 30, 2011	2,585,200	$1.31

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

11.          SHARE CAPITAL (Continued)

Share purchase warrants (continued)

	Underlying Shares	Weighted Average Exercise Price

Balance, June 30, 2012 and March 31, 2012	1,030,000	$1.95

As at June 30, 2012, 1,030,000 share purchase warrants were outstanding and exercisable at $1.95 with an expiry date of November 19, 2012.

Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis.  The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year.  The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

For the three months ended June 30, 2012 and 2011, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2011	14,875,000	$1.30
Exercised	(520,000)	$0.36
Expired/cancelled/forfeited	(100,000)	$1.65
Stock options outstanding, June 30, 2011	14,255,000	$1.33

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2012	13,965,000	$1.30
Granted	850,000	$1.00
Expired/cancelled/forfeited	(125,000)	$1.39
Stock options outstanding, June 30, 2012	14,690,000	$1.35

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

11.          SHARE CAPITAL (Continued)

A summary of stock options outstanding and exercisable as at June 30, 2012 and 2011 is as follows:

		Stock Options Outstanding		Stock Options Exercisable
Expiry Date	Exercise Price	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

April 25, 2011	$0.21	-	-	-	-
October 2, 2011	$0.10	-	150,000	-	150,000
November 15, 2011	$1.35	-	50,000	-	31,250
November 15, 2011	$1.50	-	50,000	-	31,250
November 15, 2011	$2.00	-	50,000	-	31,250
March 15, 2012	$0.70	-	215,000	-	215,000
May 1, 2012	$0.85	-	100,000	-	100,000
May 1, 2012	$1.25	-	100,000	-	100,000
June 14, 2013	$0.85	100,000	100,000	100,000	100,000
June 14, 2013	$1.25	100,000	100,000	100,000	100,000
September 14, 2012	$0.35	100,000	150,000	100,000	150,000
September 14, 2012	$0.50	-	50,000	-	50,000
October 3, 2013	$1.50	200,000	-	100,000	-
November 15, 2013	$1.25	500,000	500,000	500,000	312,500
November 21, 2013	$1.50	250,000	-	125,000	-
April 28, 2014	$0.25	325,000	325,000	325,000	325,000
January 28, 2015	$0.70	200,000	200,000	200,000	200,000
July 20, 2015	$0.65	400,000	550,000	400,000	550,000
September 3, 2015	$1.00	3,400,000	3,450,000	3,400,000	3,450,000
March 25, 2016	$1.65	8,040,000	8,115,000	8,040,000	8,115,000
October 3, 2016	$1.50	225,000	-	112,500	-
May 15, 2017	$1.00	750,000	-	-	-
June 7, 2017	$1.00	100,000	-	-	-
		14,690,000	14,255,000	13,502,500	14,011,250

12.          SHARE-BASED PAYMENTS

During the three months ended June 30, 2012, the Company granted 850,000 stock options exercisable at $1.00 for five years to a director, officer, and employees of the Company.  No stock options were granted during the three months ended June 30, 2011

The Company recorded share-based payments of $43,706 (2011 - $116,520) on options issued, which vested during the three months ended.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

12.          SHARE-BASED PAYMENTS (Continued)

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	2012	2011
Weighted average assumptions:
Fair value at grant date	$0.29	$2.46
Risk-free interest rate	1.04%	2.35%
Expected dividend yield	-	-
Expected option life (years)	5.00	2.58
Expected share price volatility	114.53%	131.92%

13.          RELATED PARTY TRANSACTIONS

During the three months ended June 30, 2012:

(a)
$61,757 (2011 - $79,474) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors.

(b)	$Nil (2011 - $10,000) was paid for consulting fees to a private company controlled by a former officer of the Company.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

Due from related parties consists of $5,564 (March 31, 2012 - $5,564) due from ABC Drilling (i).

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

13.          RELATED PARTY TRANSACTIONS (Continued)

Due to related parties consists of the following:

	June 30, 2012	March 3, 2012
Chevillon Exploration. (ii)	$75,450	$225,147
Coral Gold Resources Ltd. (iii)	27,105	27,926
Oniva (i)	50,060	66,646
	$152,615	$319,719

(i)	Oniva and ABC Drilling are private companies related by way of common management and directors.

(ii)	Chevillon Exploration is a private company controlled by a director and officer of the Company.

(iii)	Coral Gold Resources Ltd. is a public company related by way of common directors.

Accrued liabilities includes $Nil (March 31, 2012 - $139,500) owed to a private company controlled by a director and officer of the Company.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended June 30, 2012 and 2011 are as follows:

	June 30, 2012	June 30, 2011
Salaries and benefits	$22,712	$19,855
Consulting and management fees (i)	365,000	866,531
Share-based payments	39,102	-
	$426,814	$886,386

(i)	Consulting and management fees include management fees paid to a company controlled by a director and officer of the company and has been included as part of exploration expense.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

14.          SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets, excluding financial instruments, in the following geographic locations:

	June 30, 2012	March 31, 2012
Canada	$132,161	$128,487
Mexico	124,559,961	124,559,961
	$124,692,122	$124,688,448

15.          COMMITMENTS

The Company has entered into consulting agreements expiring in 2014.  The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	June 30, 2012	March 31, 2012
Not later than 1 year	494,647	$129,765
Later than one year and no later than 5 years	510,515	1,005,161
	$1,005,162	$1,134,926

16.          FINANCIAL INSTRUMENTS

The carrying amounts of amounts receivable (excluding HST and IVA, being Mexican value added tax) and accounts payable are a reasonable estimate of their fair values due to their short term to maturity.  Cash equivalents comprise short-term investments that are readily converted to known amounts of cash with original maturities of three months or less.  Investment securities are accounted for at fair value based on quoted market prices. The carrying amount of reclamation deposits approximate their fair value as the stated rates approximates the market rate of interest.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk and market risk.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

16.          FINANCIAL INSTRUMENTS (Continued)

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash and cash equivalents at high credit rated Canadian financial institutions.  Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	June 30, 2012	March 31, 2012

Cash and cash equivalents held at major financial institutions
Canada	$55,946,673	$58,040,243
Mexico	45,274	11,746

	55,991,947	58,051,989
Reclamation deposits held at major financial institution
Canada	32,629	32,629

Total	$56,024,576	$58,084,618

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

16 .         FINANCIAL INSTRUMENTS (Continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at June 30, 2012 in the amount of $55,991,947 (March 31, 2012 - $58,051,989) in order to meet short-term business requirements. At June 30, 2012, the Company had current liabilities of $315,478 (March 31, 2012 - $708,372). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

(c)	Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to interest rate risk and foreign currency risk.

Interest rate risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company’s cash and cash equivalents consist of cash held in bank accounts and fixed income investments that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of June 30, 2012.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

16.          FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its exploration and evaluation assets thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the Company’s financial position, results of operations and cash flows, as follows:

	June 30, 2012		March 31, 2012
	MXN	USD	MXN	USD
Cash and cash equivalents	543,161	10,595,030	463,406	12,479,052
Amounts receivable	32,387,364	-	27,685,730	-
Accounts payable and accrued liabilities	(132,581)	-	(434,875)	-
Amounts due to related parties	-	(84,656)	-	(228,719)
Net exposure	32,797,943	10,510,374	27,714,261	12,250,333
Canadian dollar equivalent	2,492,316	10,711,122	$2,161,158	$12,239,808

Based on the net US dollar denominated asset and liability exposures as at June 30, 2012, a 3% (2011 - 3%) fluctuation in the Canadian/US exchange rates will impact the Company’s earnings by approximately $321,000 (March 31, 2012 - $367,000).

Based on the net Mexican peso denominated asset and liability exposures as at June 30, 2012, a 3% (2011 - 5%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s earnings by approximately $75,000 (March 31, 2012 - $65,000).

(d)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices, which is immaterial.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

16.          FINANCIAL INSTRUMENTS (Continued)

(e)	Classification of financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2012.

	Level 1	Level 2	Level 3
Cash and cash equivalents	$55,991,947	$-	$-
Investments	$4,016	$-	$-

17.          CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the period ended June 30, 2012. The Company is not subject to external restrictions on its capital.

18.          SUBSEQUENT EVENTS

No significant subsequent events occurred subsequent to June 30, 2012.